INVESTMENT MANAGERS SERIES TRUST II
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

April 28, 2017

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II – File Nos. 333-191476 and 811-022894 (the “Registrant”) on behalf of WV Concentrated Equities Fund

Ladies and Gentlemen:

This letter summarizes the additional comments provided by Ms. Anu Dubey and Ms. Megan Miller of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on April 27, 2017, regarding the amendment of the Registrant’s registration statement filed on Form N-1A with respect to the WV Concentrated Equities Fund (the “Fund”), a series of the Registrant. The responses to the comments are included below and will be reflected in the final 497(c) filing.

PROSPECTUS

Principal Investment Strategies

1.
The fifth sentence of the first paragraph indicates that the Fund has elected to use the Russell 2500 Index and S&P 500 Index as its benchmarks. Please confirm that once the Fund has one calendar year of performance information, the Russell 2500 Index will be identified as the broad-based securities market index for which the Fund will compare its performance information in accordance with Item 4(b)(2)(iii) of the Form N-1A, and that the S&P 500 Index will be included as an additional securities market index for comparison.

Response: The Registrant confirms that the Fund’s performance information to be included in the Prospectus will identify the Russell 2500 Index as the broad-based securities market index for the Fund’s comparison and the S&P 500 Index will be shown as an additional securities market index for performance comparison purposes.

2.	Please revise the fifth sentence of the first paragraph to indicate that the Russell 2500 Index is the Fund’s primary index. Please reflect this change the Registrant’s 497(c) filing.

Response: The Registrant will revise the sentence as follows:

“To that end, the Fund has elected to use the Russell 2500 Index as the Fund’s primary benchmark and the S&P 500 Index as an additional benchmark~~and S&P 500 Index as its benchmarks~~.”

This change will be reflected in the Registrant’s 497(c) filing.

Management of the Fund – Fund Expenses

3.
The first sentence in the third paragraph states “[a]ny reduction in advisory fees or payment of the Fund’s expenses made by the Advisor in a fiscal year may be reimbursed by the Fund for a period ending three full fiscal years after the date of reduction or payment if the Advisor so requests.” The recapture of fees should be made within three years of the date of the waiver or payment. Please revise the sentence to indicate such recapture will be made within three years of such waiver or payment, or if the recoupment period is in excess of three years, consider whether the Fund should record a liability for the repayment of waived fees or expense payments to the advisor.

Response: The Registrant will revise the sentence as follows:

“Any reduction in advisory fees or payment of the Fund’s expenses made by the Advisor in a fiscal year may be reimbursed by the Fund for a period ending three ~~full fiscal~~ years after the date of reduction or payment if the Advisor so requests.”

This change will be reflected in the Registrant’s 497(c) filing.

4.
In note #8 to the WHI Growth Fund Q.P., L.P. Financial Statements (on page B-104), it indicates that as of December 31, 2016, WHI Growth Fund, L.P. has a 30.66% ownership interest in the WHI Growth Fund Q.P., L.P. Please explain whether the WHI Growth Fund, L.P. will have an ownership interest in the Fund following the reorganization.

Response: The Registrant confirms that the WHI Growth Fund, L.P. will not be a shareholder in the Fund following the reorganization. The Fund shares received by the WHI Growth Fund, L.P. will be distributed to the investors of WHI Growth Fund, L.P. as part of the reorganization.

* * * * *

Please contact the undersigned at 626-385-5777 should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake